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Re:	Worthington Steel, Inc.

Amendment No. 1 to Draft Registration Statement on Form 10-12B

Submitted June 9, 2023

CIK No. 0001968487

Ladies and Gentlemen:

On behalf of our client, Worthington Steel, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated June 20, 2023 relating to Amendment No. 1 to Draft Registration Statement on Form 10 confidentially submitted on June 9, 2023 (the “Registration Statement”) by the Company.

The Company has confidentially submitted today Amendment No. 2 to the Registration Statement (“Amendment No. 2”) together with this letter, via EDGAR. Upon request by the Staff, we will provide to the Staff copies of this letter as well as both a clean copy of Amendment No. 2 and a copy marked to show all changes from the Registration Statement confidentially submitted on June 9, 2023.

For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in Amendment No. 2.

July 14, 2023

Amendment No. 1 to Draft Registration Statement on Form 10-12B

Exhibit 99.1--Preliminary Information Statement

Risk Factors, page 16

1.

Please tell us why your risk factor disclosure was deleted, rather than revised, in response to prior comment nine. Provide sufficient information to allow us to evaluate the adequacy of your response, including whether and how the matters addressed by our comment have been resolved.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company deleted the risk factor relating to the potential transfer of non-U.S. entities and assets because the Company does not currently anticipate any material issues obtaining required government or third-party approvals that would prevent transfers of any non-U.S. entities or assets in connection with the separation.

Business

Our Joint Ventures, page 76

2.

We note your response to prior comment 12 and reissue it in part. Please describe the material terms of your joint venture arrangements. Describe what obligations you have to your partners under these arrangements, the duration of the arrangements, and any other material terms. In this regard, we note the reference to veto rights on page 22.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the disclosure on pages 22 and 76 of Amendment No. 2. Further, the Company respectfully advises the Staff that it believes the terms of its joint venture arrangements are customary with rights and responsibilities proportionate to each party’s ownership, and do not provide for material veto rights or other material obligations to its partners.

Material U.S. Federal Income Tax Consequences of the Distribution to U.S. Holders, page 102

3.

We note your response to prior comment 16 and reissue it. Disclosure on page 28 indicates that Worthington will undertake certain internal restructuring transactions which are intended to qualify as tax-free transactions, and if these fail to qualify, you and Worthington could be subject to additional tax liabilities. Accordingly, please revise this section to discuss the material tax consequences of the separation, which will indirectly affect shareholders. If you do not anticipate material tax consequences, revise your disclosure to affirmatively so state and to describe the reasons why.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the disclosure on page 28 of Amendment No. 2 to remove the discussion that indicates that the Company and Worthington may be subject to additional tax

July 14, 2023

liabilities if certain internal restructuring transactions were to fail to qualify as transactions that are generally tax-free for U.S. federal income tax purposes. Based on the Company’s analysis to date, it does not anticipate that the Company or Worthington would be subject to material additional tax liabilities if such internal restructuring transactions were to fail to qualify as transactions that are generally tax-free for U.S. federal income tax purposes.

General

4.	We note your response to prior comment 18. Please further revise the cross-reference sheet to specifically incorporate by reference the questions and answers section.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has included a question and answer section in the Information Statement not because it believes one is expressly required to be included in a Registration Statement on Form 10, but rather because the Company considers it a helpful summary for its stockholders of information included elsewhere in the Registration Statement on Form 10 (which information is already cross-referenced in the Form 10). Therefore, as the Company believes is customary practice, it has not included a cross reference to the question and answers section.

*****

Should any questions arise in connection with the foregoing responses or Amendment No. 2, or if you need any additional information, please do not hesitate to contact me at (312) 876-7681 or cathy.birkeland@lw.com.

Very truly yours,

/s/ Cathy A. Birkeland
Cathy A. Birkeland, Esq.
of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Alexa Berlin of Latham & Watkins LLP

Patrick Kennedy, Vice President, General Counsel and Secretary of Worthington Industries, Inc.

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